UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 21)1

CPI CORP.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.40 PER SHARE
(Title of Class of Securities)

125-902106
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 26, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Ramius Enterprise Master Fund Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 143,867
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 143,867
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 143,867
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON RCG PB, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 324,369
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 324,369
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 324,369
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Ramius Merger Arbitrage Master Fund Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 157,463
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 157,463
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 157,463
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Ramius Multi-Strategy Master Fund Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 452,299
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 452,299
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 452,299
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Ramius Value and Opportunity Master Fund Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 394,052
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 394,052
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 394,052
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Ramius Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 753,629
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 753,629
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 753,629
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON RCG Starboard Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 394,052
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 394,052
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 394,052
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Ramius LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,147,681
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,147,681
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,147,681
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.4%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON C4S & Co., L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,147,681
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,147,681
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,147,681
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.4%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Peter A. Cohen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,147,681
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,147,681
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,147,681
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.4%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Morgan B. Stark
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,147,681
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,147,681
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,147,681
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.4%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Thomas W. Strauss
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,147,681
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,147,681
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,147,681
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.4%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Jeffrey M. Solomon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,147,681
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,147,681
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,147,681
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.4%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 125-902106

The following constitutes Amendment No. 21 (“Amendment No. 21”) to the Schedule 13D filed by the undersigned.  This Amendment No. 21 amends the Schedule 13D as specifically set forth.

Item 2.	Identity and Background.

Item 2(a) is hereby amended and restated to read as follows:

(a)	This statement is filed by:

(i)	Ramius Value and Opportunity Master Fund Ltd, a Cayman Islands exempted company (“Value and Opportunity Master Fund”), with respect to the Shares directly and beneficially owned by it;

(ii)	RCG PB, Ltd., a Cayman Islands exempted company (“RCG PB”), with respect to the Shares directly and beneficially owned by it;

(iii)
Ramius Multi-Strategy Master Fund Ltd, a Cayman Islands exempted company (“Multi-Strategy Master Fund”), and the majority shareholder of RCG PB, with respect to the Shares directly and beneficially owned by it;

(iv)	Ramius Merger Arbitrage Master Fund Ltd, a Cayman Islands exempted company (“Merger Arbitrage Master Fund”), with respect to the Shares directly and beneficially owned by it;

(v)	Ramius Enterprise Master Fund Ltd, a Cayman Islands exempted company (“Enterprise Master Fund”), with respect to the Shares directly and beneficially owned by it;

(vi)
Ramius Advisors, LLC, a Delaware limited liability company (“Ramius Advisors”), who serves as the investment advisor of Multi-Strategy Master Fund, Merger Arbitrage Master Fund, RCG PB and Enterprise Master Fund;

(vii)	RCG Starboard Advisors, LLC, a Delaware limited liability company (“RCG Starboard Advisors”), who serves as the investment manager of Value and Opportunity Master Fund;

(viii)	Ramius LLC, a Delaware limited liability company (“Ramius”), who serves as the sole member of RCG Starboard Advisors and Ramius Advisors;

(ix)	C4S & Co., L.L.C., a Delaware limited liability company (“C4S”), who serves as managing member of Ramius;

(x)	Peter A. Cohen ("Mr. Cohen"), who serves as one of the managing members of C4S;

CUSIP NO. 125-902106

(xi)	Morgan B. Stark ("Mr. Stark"), who serves as one of the managing members of C4S;

(xii)	Thomas W. Strauss ("Mr. Strauss"), who serves as one of the managing members of C4S; and

(xiii)	Jeffrey M. Solomon ("Mr. Solomon"), who serves as one of the managing members of C4S.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Enterprise Master Fund, Merger Arbitrage Master Fund, Multi-Strategy Master Fund, RCG PB and Value and Opportunity Master Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.  The aggregate purchase cost of the 1,147,681 Shares beneficially owned in the aggregate by Enterprise Master Fund, Merger Arbitrage Master Fund, Multi-Strategy Master Fund, RCG PB and Value and Opportunity Master Fund is approximately $36,898,000, excluding brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 7,002,833 Shares outstanding, as of September 1, 2009, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on September 3, 2009.

A.           Value and Opportunity Master Fund

(a)	As of the close of business on October 27, 2009, Value and Opportunity Master Fund beneficially owned 394,052 Shares.

Percentage: Approximately 5.6%

(b)	1. Sole power to vote or direct vote: 394,052
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 394,052
4. Shared power to dispose or direct the disposition: 0

CUSIP NO. 125-902106

(c)	The transactions in the Shares by Value and Opportunity Master Fund since the filing of Amendment No. 20 are set forth in Schedule A and are incorporated by reference.

B.           RCG PB

(a)	As of the close of business on October 27, 2009, RCG PB beneficially owned 324,369 Shares.

Percentage: Approximately 4.6%

(b)	1. Sole power to vote or direct vote: 324,369
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 324,369
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by RCG PB since the filing of Amendment No. 20 are set forth in Schedule A and are incorporated by reference.

C.	Merger Arbitrage Master Fund

(a)	As of the close of business on October 27, 2009, Merger Arbitrage Master Fund beneficially owned 157,463 Shares.

Percentage: Approximately 2.2%

(b)	1. Sole power to vote or direct vote: 157,463
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 157,463
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Merger Arbitrage Master Fund since the filing of Amendment No. 20 are set forth in Schedule A and are incorporated by reference.

D.	Multi-Strategy Master Fund

(a)
As of the close of business on October 27, 2009, Multi-Strategy Master Fund beneficially owned 452,299 Shares.  As the majority shareholder of RCG PB, Multi-Strategy Master Fund may be deemed the beneficial owner of 324,369 Shares owned by RCG PB.

Percentage: Approximately 6.5%

(b)	1. Sole power to vote or direct vote: 452,299
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 452,299
4. Shared power to dispose or direct the disposition: 0

CUSIP NO. 125-902106

(c)
The transactions in the Shares by Multi-Strategy Master Fund since the filing of Amendment No. 20 are set forth in Schedule A and are incorporated by reference.  The transactions in the Shares since the filing of Amendment No. 20 on behalf of RCG PB are set forth in Schedule A and are incorporated by reference.

E.	Enterprise Master Fund

(a)	As of the close of business on October 27, 2009, Enterprise Master Fund beneficially owned 143,867 Shares.

Percentage: Approximately 2.1%

(b)	1. Sole power to vote or direct vote: 143,867
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 143,867
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Enterprise Master Fund since the filing of Amendment No. 20 are set forth in Schedule A and are incorporated by reference.

F.	RCG Starboard Advisors

(a)	As the investment manager of Value and Opportunity Master Fund, RCG Starboard Advisors may be deemed the beneficial owner of 394,052 Shares owned by Value and Opportunity Master Fund.

Percentage: Approximately 5.6%

(b)	1. Sole power to vote or direct vote: 394,052
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 394,052
4. Shared power to dispose or direct the disposition: 0

(c)
RCG Starboard Advisors did not enter into any transactions in the Shares since the filing of Amendment No. 20.  The transactions in the Shares since the filing of Amendment No. 20 on behalf of Value and Opportunity Master Fund are set forth in Schedule A and are incorporated by reference.

G.	Ramius Advisors

(a)
As the investment advisor of Multi-Strategy Master Fund, Merger Arbitrage Master Fund, RCG PB and Enterprise Master Fund, Ramius Advisors may be deemed the beneficial owner of (i) 452,299 Shares owned by Multi-Strategy Master Fund, (ii) 157,463 Shares owned by Merger Arbitrage Master Fund, (iii) 324,369 Shares owned by RCG PB and (iv) 143,867 Shares owned by Enterprise Master Fund.

Percentage: Approximately 10.8%

CUSIP NO. 125-902106

(b)	1. Sole power to vote or direct vote: 753,629
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 753,629
4. Shared power to dispose or direct the disposition: 0

(c)
Ramius Advisors did not enter into any transactions in the Shares since the filing of Amendment No. 20.  The transactions in the Shares since the filing of Amendment No. 20 on behalf of Multi-Strategy Master Fund, Merger Arbitrage Master Fund, RCG PB and Enterprise Master Fund are set forth in Schedule A and are incorporated by reference.

H.	Ramius

(a)
As the sole member of RCG Starboard Advisors and Ramius Advisors, Ramius may be deemed the beneficial owner of (i) 394,052 Shares owned by Value and Opportunity Master Fund, (ii) 127,930 Shares owned by Multi-Strategy Master Fund, (iii) 157,463 Shares owned by Merger Arbitrage Master Fund, (iv) 324,369 Shares owned by RCG PB and (v) 143,867 Shares owned by Enterprise Master Fund.

Percentage: Approximately 16.4%

(b)	1. Sole power to vote or direct vote: 1,147,681
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,147,681
4. Shared power to dispose or direct the disposition: 0

(c)
Ramius did not enter into any transactions in the Shares since the filing of Amendment No. 20.  The transactions in the Shares since the filing of Amendment No. 20 on behalf of Value and Opportunity Master Fund, Multi-Strategy Master Fund, Merger Arbitrage Master Fund, RCG PB and Enterprise Master Fund are set forth in Schedule A and are incorporated by reference.

I.	C4S

(a)
As the managing member of Ramius, C4S may be deemed the beneficial owner of (i) 394,052 Shares owned by Value and Opportunity Master Fund, (ii) 127,930 Shares owned by Multi-Strategy Master Fund, (iii) 157,463 Shares owned by Merger Arbitrage Master Fund, (iv) 324,369 Shares owned by RCG PB and (v) 143,867 Shares owned by Enterprise Master Fund.

Percentage: Approximately 16.4%

(b)	1. Sole power to vote or direct vote: 1,147,681
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,147,681
4. Shared power to dispose or direct the disposition: 0

CUSIP NO. 125-902106

(c)
C4S did not enter into any transactions in the Shares since the filing of Amendment No. 20.  The transactions in the Shares since the filing of Amendment No. 20 on behalf of Value and Opportunity Master Fund, Multi-Strategy Master Fund, Merger Arbitrage Master Fund, RCG PB and Enterprise Master Fund are set forth in Schedule A and are incorporated by reference.

J.	Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon

(a)
As the managing members of C4S, each of Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon may be deemed the beneficial owner of (i) 394,052 Shares owned by Value and Opportunity Master Fund, (ii) 127,930 Shares owned by Multi-Strategy Master Fund, (iii) 157,463 Shares owned by Merger Arbitrage Master Fund, (iv) 324,369 Shares owned by RCG PB and (v) 143,867 Shares owned by Enterprise Master Fund.  Each of Messrs. Cohen, Stark, Solomon and Strauss share voting and dispositive power with respect to the Shares owned by Value and Opportunity Master Fund, Merger Arbitrage Master Fund, Multi-Strategy Master Fund, RCG PB and Enterprise Master Fund by virtue of their shared authority to vote and dispose of such Shares.

Percentage: Approximately 16.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,147,681
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,147,681

(c)
None of Mr. Cohen, Mr. Stark, Mr. Strauss or Mr. Solomon entered into any transactions in the Shares since the filing of Amendment No. 20.  The transactions in the Shares since the filing of Amendment No. 20 on behalf of Value and Opportunity Master Fund, Multi-Strategy Master Fund, Merger Arbitrage Master Fund, RCG PB and Enterprise Master Fund are set forth in Schedule A and are incorporated by reference.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On September 30, 2009, the Reporting Persons terminated the Sales Plan Agreement.

CUSIP NO. 125-902106

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 28, 2009

RCG PB, Ltd.		RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD
By:	Ramius Advisors, L.L.C.,	By:	RGC Starboard Advisors, LLC,
	its investment advisor		its investment manager
By:	Ramius LLC,	By:	Ramius LLC,
	its sole member		its sole member
By:	C4S & Co., L.L.C.,	By:	C4S & Co., L.L.C.,
	its managing member		its managing member

RAMIUS MULTI-STRATEGY MASTER FUND LTD		RAMIUS ENTERPRISE MASTER FUND LTD
By:	Ramius Advisors, L.L.C.,	By:	Ramius Advisors, L.L.C.,
	its investment advisor		its investment advisor
By:	Ramius LLC,	By:	Ramius LLC,
	its sole member		its sole member
By:	C4S & Co., L.L.C.,	By:	C4S & Co., L.L.C.,
	its managing member		its managing member

RAMIUS MERGER ARBITRAGE MASTER FUND LTD		RCG STARBOARD ADVISORS, LLC
By:	Ramius Advisors, L.L.C.,	By:	Ramius LLC,
	its investment advisor		its sole member
By:	Ramius LLC,	By:	C4S & Co., L.L.C.,
	its sole member		its managing member
By:	C4S & Co., L.L.C.,
its managing member

RAMIUS LLC
By:	C4S & Co., L.L.C.,
as managing member

CUSIP NO. 125-902106

RAMIUS ADVISORS, L.L.C.		C4S & CO., L.L.C.
By:	Ramius LLC,
its sole member
By:	C4S & Co., L.L.C.,
its managing member

By:	/s/ Jeffrey M. Solomon
	Name:	Jeffrey M. Solomon
	Title:	Authorized Signatory

/s/ Jeffrey M. Solomon
Jeffrey M. Solomon, individually and as attorney-in-fact for Peter A. Cohen, Morgan B. Stark and Thomas W. Strauss

The Powers of Attorney authorizing certain persons to sign and file this Schedule 13D on behalf of certain Reporting Persons were previously filed as exhibits to the Schedule 13D.

CUSIP NO. 125-902106

SCHEDULE A

Transactions in the Shares Since the Filing of Amendment No. 20 to the Schedule 13D

Shares of Common Stock Sold	Price Per Share ($)	Date of Sale

RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD

1,656	11.2681	10/02/09
3,433	11.0845	10/05/09
2,415	11.8020	10/06/09
331	11.3594	10/07/09
1,820	12.0886	10/20/09
5,150	12.6639	10/21/09
3,777	12.8766	10/22/09
4,601	13.0853	10/23/09
3,296	12.9515	10/26/09
1,270	12.5092	10/27/09

RAMIUS MULTI-STRATEGY MASTER FUND LTD

538	11.2681	10/02/09
1,115	11.0845	10/05/09
784	11.8020	10/06/09
108	11.3594	10/07/09
591	12.0886	10/20/09
1,672	12.6639	10/21/09
1,226	12.8766	10/22/09
1,494	13.0853	10/23/09
1,070	12.9515	10/26/09
412	12.5092	10/27/09

RAMIUS ENTERPRISE MASTER FUND LTD

604	11.2681	10/02/09
1,254	11.0845	10/05/09
882	11.8020	10/06/09
121	11.3594	10/07/09
664	12.0886	10/20/09
1,880	12.6639	10/21/09
1,379	12.8766	10/22/09
1,680	13.0853	10/23/09
1,204	12.9515	10/26/09
464	12.5092	10/27/09

CUSIP NO. 125-902106

RAMIUS MERGER ARBITRAGE MASTER FUND LTD

662	11.2681	10/02/09
1,372	11.0845	10/05/09
965	11.8020	10/06/09
132	11.3594	10/07/09
727	12.0886	10/20/09
2,058	12.6639	10/21/09
1,509	12.8766	10/22/09
1,838	13.0853	10/23/09
1,317	12.9515	10/26/09
508	12.5092	10/27/09

RCS PB, LTD.

1,363	11.2681	10/02/09
2,826	11.0845	10/05/09
1,988	11.8020	10/06/09
273	11.3594	10/07/09
1,498	12.0886	10/20/09
4,240	12.6639	10/21/09
3,109	12.8766	10/22/09
3,787	13.0853	10/23/09
2,713	12.9515	10/26/09
1,046	12.5092	10/27/09